EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statements (Nos. 333-262655, 333-191603, 333-170064, 333-147727, 333-102696, 333-57052, and 333-84473) on Form S-8 of OFG Bancorp and subsidiaries (the Company) of our reports dated February 25, 2022, with respect to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting.

Our report on the consolidated financial statements refers to a change to the Company’s method of accounting for the recognition and measurement of credit losses as of January 1, 2020 due to the adoption of ASC Topic 326, Financial Instruments – Credit Losses.
/s/ KPMG LLP
San Juan, Puerto Rico
February 25, 2022